SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For March 2009
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes              No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2009, incorporated by reference herein:

Exhibit

99.1   Release dated March 4, 2009, entitled “UPDATE TO THE PRO FORMA FINANCIAL
EFFECTS OF THE ACQUISITION BY THE DRDGOLD GROUP OF THE REMAINING
50% INTEREST IN THE ELSBURG GOLD MINING JOINT VENTURE (“THE
ELSBURG JOINT VENTURE”) FROM MINTAILS LIMITED (“MINTAILS”)”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: March 4, 2009
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title:    Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROO
("DRDGOLD" or "the company")

Update to the pro forma financial effects of the acquisition by the DRDGOLD group of the remaining 50%
interest in the Elsburg Gold Mining Joint Venture (“the Elsburg Joint Venture”) from Mintails Limited
(“Mintails”)

1. Introduction

Shareholders are referred to the announcement dated 20 January 2009 which set out, inter alia, information relating to the acquisition by the DRDGOLD group of the 50% interest held by the Mintails group in the
Elsburg Joint Venture (which was originally constituted as a 50:50 joint venture between DRDGOLD South
African Operations (Pty) Limited (“DRDGOLD SA”), which is 74% held by DRDGOLD, and Mintails).
Subsequent to the release of that announcement, DRDGOLD released its quarterly and interim results for the three and six months ended 31 December 2008. In compliance with the JSE Limited Listings Requirements, the pro forma financial effects presented in such announcement have been updated and are set out below.

2.
Unaudited pro forma financial effects

The unaudited pro forma financial effects of the acquisition by DRDGOLD SA of a 15% interest in the
Elsburg Joint Venture (“the 15% acquisition”) followed by either:
•    the acquisition by DRDGOLD of the remaining 35% interest in the Elsburg Joint Venture (“the 35%
acquisition”); or
•    the exercise of an option granted to DRDGOLD SA to acquire an 11.4% interest in the Elsburg Joint
Venture (“the Elsburg option”) followed by the acquisition by DRDGOLD of the remaining 23.6%
interest in the Elsburg Joint Venture (“the 23.6% acquisition”)
(collectively “the transactions”) are presented below. Such pro forma financial effects are the responsibility of the board of directors of DRDGOLD and are presented for illustrative purposes only to provide information on how the transactions may have impacted on the reported financial information of the company if they had been implemented in the six months ended 31 December 2008. Because of their nature, the pro forma financial effects may not give a fair indication of the company’s financial position at 31
December 2008 or its future earnings.

Before the
transactions
(unaudited
interim financial
results)
(i)
After the 15%
acquisition
(ii)
After the 15%
acquisition and
the 35%
acquisition
(iii)
Overall
cumulative
percentage
change of the
15% acquisition
and the 35%
acquisition
(vii)
After the 15%
acquisition and
the exercise of
the Elsburg
option
and the 23.6%
acquisition
(iv)
Overall
cumulative
percentage
change of the
15% acquisition,
the exercise of the
Elsburg option
and the 23.6%

acquisition
(vii)
Attributable
earnings per
ordinary share for
the period ended
31 December
2008 (cents)(v)
15
14
12
(20)
12
(20)
Headline earnings
per ordinary share
for the period
ended 31
December 2008
(cents)(v)
24
23
21
(13)
21
(13)
Net asset and net
tangible asset
value per
ordinary share at
31 December
2008 (cents)(vi)
334
334
334
-
334
-
Weighted average
number of
ordinary shares in
issue for the
period
376 586 057
376 586 057
376 586 057
-
376 586 057
-
Number of
ordinary shares in
issue at the end of
the period
376 673 613
376 673 613
376 673 613
-
376 673 613
-

Notes:
i. The figures in this column are extracted from the unaudited interim financial results of the company for the six months ended 31 December 2008.
ii. The figures in this column are based on the figures set out in the previous column, having adjusted for the effects of the 15% acquisition.
iii. The figures in this column are based on the figures set out in the previous column, having further adjusted for the effects of the 35% acquisition.
iv. The figures in this column are based on the figures set out in column two (after the 15% acquisition), having further adjusted for the effects of the exercise of the Elsburg option and the 23.6% acquisition.
v. For purposes of the pro forma attributable and headline earnings per ordinary share it was assumed that:
- the 15% acquisition and the 35% acquisition were implemented and the Elsburg option was exercised and the 23.6% acquisition implemented with effect from 1 July 2008; and
- earnings were reduced by the interest which would have been earned on the purchase considerations at an interest rate of 11% per annum, adjusted for tax at a rate of 28%.

vi. For purposes of net asset value and net tangible asset value per ordinary share, it was assumed that the
15% acquisition and the 35% acquisition were implemented and the Elsburg option was exercised and the
23.6% acquisition implemented on 31 December 2008.
vii. The figures in these columns reflect the overall percentage change between the figures set out in the preceding column and in column one (before the transactions).

3. Documentation
Save as disclosed above, there have been no significant changes to, or new matters which have arisen which affect, any matter contained in the previous announcement. A circular giving further details on the transactions and including details of the general meeting to be held at 10:00 on Tuesday 31 March 2009 at
EBSCO House 4, 299 Pendoring Avenue, Randburg was posted to shareholders on 3 March 2009.

Randburg
4 March 2009

Sponsor
QuestCo Sponsors (Pty) Limited

Corporate adviser
QuestCo (Pty) Limited

Attorneys in Australia
Middletons

Attorneys in South Africa
Edward Nathan Sonnenbergs Inc